UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                 SCHEDULE 13D




                   Under the Securities Exchange Act of 1934
                              (Amendment No.  2)



                           STANDARD FINANCIAL, INC.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   853403103
                                (CUSIP Number)

                              Paul R. Rentenbach
                              Dykema Gossett PLLC
                            400 Renaissance Center
                         Detroit, Michigan  48243-1668
                                (313) 568-6973
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               January 21, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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
         This is Amendment No. 2 to the Schedule 13D filed jointly by LaSalle/Kross Partners, Limited Partnership (the "Partnership"), Richard J. Nelson, Peter T. Kross and Wallace D. Riley on October 15, 1996, and amended on December 9, 1996 (the "Schedule 13D"), and relates to the common stock, par value $0.01 per share (the "Common Stock"), of Standard Financial, Inc. (the "Issuer"). The following items in the Schedule 13D are hereby amended to read in their entirety as follows:

Item 2.  Identity and Background.

         LaSalle/Kross Partners, Limited Partnership (the "Partnership"), is a Delaware limited partnership. The address of the Partnership's principal business and its principal office is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. The principal business of the Partnership is that of investing in equity-oriented securities issued by publicly traded companies, with emphasis on investments in banks, thrifts and savings banks.

         The General Partners of the Partnership are LaSalle Capital Management, Inc., a Michigan corporation owned by Richard J. Nelson and his wife, Florence Nelson, and Kross Financial, Inc., a Michigan corporation owned by Peter T. Kross. The executive officers and directors of LaSalle Capital Management, Inc., are Mr. Nelson, who serves as President and a Director, and his wife Florence Nelson, who serves as Secretary, Treasurer and a Director. Mr. Nelson is self-employed as a banking consultant, and his business address is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. Mrs. Nelson is a homemaker and is not otherwise employed. Mr. Kross is the sole Director and the sole executive officer of Kross Financial, Inc. Mr. Kross is a securities broker and is employed as a Senior Vice President of Everen Securities, Inc., which firm is one of several market-makers in the Common Stock. His residence address is 248 Grosse Pointe Boulevard, Grosse Pointe Farms, Michigan 48236. During the past five years, none of the Partnership, Mr. Nelson, Mrs. Nelson or Mr. Kross has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor in which there was a finding of any violation with respect to such laws. Mr. and Mrs. Nelson and Mr. Kross are citizens of the United States.

         Wallace D. Riley has been a practicing attorney for more than forty years and is the founder and Chief Executive Officer of Riley and Roumell, P.C., a general practice law firm in Detroit, Michigan. Mr. Riley has served as President of both the American Bar Association and the State Bar of Michigan, and has served on the boards of both organizations and in numerous other leadership roles for these and certain related organizations. He was also a member of the Board of State Canvassers for the State of Michigan for 13 years (and its Chairman for seven of those years) and has been a Special Assistant Attorney General for the State of Michigan since 1969. Mr. Riley served as a director of Great Lakes Bancorp, a thrift institution headquartered in Ann Arbor, Michigan from 1992 until its acquisition in February 1995 by TCF Financial Corp. Mr. Riley presently serves as director of SJS Bancorp, Inc., a thrift institution headquartered in St. Joseph, Michigan, and as a director of National TechTeam, Inc., a computer services company headquartered in Detroit, Michigan. During the past five years, Mr. Riley has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor in which there was a finding of any violation with respect to such laws. Mr. Riley is a citizen of the United States.

Item 4.  Purpose of Transaction.

         The primary purpose for the Group's purchase of shares of the Issuer is for investment. The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks. The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Issuer's Common Stock or other persons to further its investment objectives. The Group may make further purchases of shares of Common Stock or may dispose of any or all of its shares of Common Stock at any time, although in connection with the litigation that was commenced by the Issuer against the Group in early December 1996, the Group has stated to the Court that it will not make any further purchases of Issuer's common stock prior to the Court's decision on the Issuer's motion for a preliminary injunction or February 1, 1997, whichever comes first. At present, and except as described hereafter in this Item 4, the Group has no specific plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item 4 of Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

         On December 2, 1996, the Partnership wrote to Mr. David Mackiewich, the Chairman and President of the Issuer, and requested that the Issuer nominate Messrs. Nelson and Riley as part of the management slate of nominees for election to the Issuer's Board of Directors at the 1997 Annual Meeting of Stockholders. On December 6, 1996, Mr. Mackiewich responded to the Partnership stating that the Partnership's "nominations" had been referred to the Issuer's Board Nominating Committee. As of the date of this Amendment, neither the Issuer's Board of Directors nor the Nominating Committee of the Board of Directors has responded to this request; however, Mr. Mackiewich has testified in his deposition that he is of the personal view that Messrs. Nelson and Riley should not be nominated for election to the Issuer's Board of Directors.

         Previously, on November 22, 1996, the Board of Directors of the Issuer took action to amend certain provisions of the Issuer's Bylaws requiring advance notice of any intent to nominate persons for election as Directors and advance notice of any intention to propose business at an annual meeting of stockholders, and lengthened the required advance notice from 60 to 120 days. Given this requirement, on December 9, 1996, the Partnership delivered to the Issuer, in accordance with the amended Bylaws of the Issuer, a notice of intention to nominate two persons for election as directors of the Issuer at its 1997 Annual Meeting of Stockholders (the "1997 Annual Meeting"), if the Issuer's Nominating Committee rejects the Group's request for Board representation. The persons that the Partnership intends to nominate at the 1997 Annual Meeting are Richard J. Nelson and Wallace D. Riley. A copy of such Notice of Intent to Nominate Two Directors, which contains biographical and other information required by the Bylaws of the Issuer, was previously filed as an exhibit to the Schedule 13D.

         On December 9, 1996, the Partnership delivered to the Issuer a notice of intention to propose business at the 1997 Annual Meeting for consideration and action by the stockholders of the Issuer. The Partnership intends to introduce for consideration and action by stockholders at the 1997 Annual Meeting a proposal to approve the reimbursement by the Issuer to the Partnership of certain costs and expenses that the Partnership incurs in connection with the solicitation of proxies for use at the 1997 Annual Meeting for the purpose of electing the two persons that the Partnership intends to nominate for election as Directors. A copy of such Notice of Intent to Propose Business, which contains other information required by the Bylaws of the Issuer, was previously filed as an exhibit to the Schedule 13D.

         On January 21, 1997, the Partnership made demand on the Issuer to inspect and copy the stock records, including a current stockholder list of names and addresses, of the Issuer, in accordance with applicable provisions of Delaware law. As stated in its demand, the purposes for requesting such inspection and copying are to communicate with stockholders regarding the Issuer's pending litigation against the Group, which the Group believes to be frivolous and intended primarily for harassment of the Group as well as an unnecessary and unwise expenditure of corporate funds, to communicate with stockholders regarding the earnings and growth strategies of the Issuer, and to facilitate the Group's solicitation of proxies in connection with its notice to nominate Messrs. Nelson and Riley for election to the Issuer's Board of Directors at the 1997 Annual Meeting of Stockholders, should the Issuer's nominating committee reject the Group's request to include Messrs. Nelson and Riley on Issuer's slate of directors.

         Also on January 21, 1997, the Partnership, the General Partners and Messrs. Kross and Nelson (the "defendants") are filing their brief in opposition to the injunctive relief requested by the Issuer in its lawsuit filed December 9, 1996, in the U.S. District Court for the Northern District of Illinois. The lawsuit includes the Issuer's claims that the defendants' original Schedule 13D filing was false and misleading and that an amended filing was not made promptly. The Issuer alleges that the defendants formed plans to seek a merger or sale of the Issuer that were not disclosed. The defendants acknowledge, in defense of the lawsuit, that the Partnership emphasizes investments in banks, thrifts and savings banks that the General Partners believe have significant appreciation potential due to merger and acquisition activity and possess certain buyout characteristics. Additionally, the defendants acknowledge that they believe the Board of Directors should consider strategic alternatives in the best interests of the stockholders, which could include, among other things, a sale or merger of the Issuer. The defendants dispute, however, the Issuer's contention that they had formed any purposes or plans that were not properly disclosed and further contend that the lawsuit is without merit.
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                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 1997
                              LaSALLE/KROSS PARTNERS, LIMITED PARTNERSHIP

                              By: LaSALLE CAPITAL MANAGEMENT, INC.
                                  a General Partner


                                  By: /S/ RICHARD J. NELSON
                                      Richard J. Nelson, President


                              /S/ RICHARD J. NELSON
                              Richard J. Nelson


                              /S/ PETER T. KROSS
                              Peter T. Kross


                              /S/ WALLACE D. RILEY
                              Wallace D. Riley